August 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMMO, Inc.
Registration Statement on Form S-3 (File No. 333-258272)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, AMMO, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Wednesday, August 25, 2021, or as soon thereafter as possible.

Very truly yours,

AMMO, Inc.

/s/ Robert D. Wiley
Robert D. Wiley
Chief Financial Officer